
07004774

BB 3/27


PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

SECUR[illegible]ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BBVA Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 45th Floor
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny 212.728.2354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29

OATH OR AFFIRMATION

I, Diego Crasny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BBVA Securities Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

BONNIE STEIGLITZ
Notary Public - State of New York
NO. 01ST5038569
Qualified in New York County
My Commission Expires 1/20/11

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To The Board of Directors and Stockholder of
BBVA Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of BBVA Securities Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

PRICEWATERHOUSECOOPERS

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2007

BBVA SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

BBVA Securities Inc.
Index
December 31, 2006

Page(s)

This report contains:

Report of Independent Auditors 1

Statement of Financial Condition........ 2

Notes to Statement of Financial Condition 3–7



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
BBVA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. ("the Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2007

BBVA Securities Inc.
Statement of Financial Condition
December 31, 2006

Assets

Cash	$ 531,055
Cash segregated in compliance with Federal regulations	500,000
Securities purchased under agreements to resell	24,000,000
Short-term investment	500,338
Securities owned, at fair value	9,968,439
Receivable from customers	5,145
Receivable from brokers, dealers and clearing organizations	1,222,771
Receivable from affiliates	139,265
Office furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization	1,604,373
Other assets	256,975
Total assets	$ 38,728,361

Liabilities and Stockholder's Equity

Liabilities	
Payable to customers	$ 4,375
Accrued liabilities and accounts payable	4,957,056
Other liabilities	209,034
Total liabilities	5,170,465
Stockholder's Equity:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	69,323,221
Accumulated deficit	(35,765,335)
Total stockholder's equity	33,557,896
Total liabilities and stockholder's equity	$ 38,728,361

The accompanying notes are an integral part of this statement of financial condition.

1. Introduction and Basis of Presentation

The Company

BBVA Securities Inc. (the "Company") is a wholly-owned subsidiary of BBVA Securities Holdings, S. A. ("BBVA Holdings"), a Spanish company. BBVA Holdings is a wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S. A. ("BBVA"), a Spanish financial institution. The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is engaged in investment banking and institutional sales of emerging markets fixed income securities. For its fixed income sales business, the Company is self-clearing.

Basis of Financial Information

The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America, which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of litigation and other matters that affect the financial statements and related disclosures. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

2. Summary of Significant Accounting Policies

Cash Segregated in Compliance with Federal Regulations

Cash of $500,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Transactions

Principal transactions, commissions and related expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Financial Instruments

Securities owned are recorded at fair value. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of the Company's financial instruments owned is based on observable market prices.

Investment Banking

Investment banking revenues and fees for mergers, acquisitions and advisory assignments are recorded when services for the transactions are determined to be completed, generally as set forth under the terms of the engagement.

Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Office Furniture, Equipment and Leasehold Improvements

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. Securities Purchased Under Agreements to Resell

The amount of securities purchased under agreements to resell reflected in the statement of financial condition represents an overnight tri-party agreement with one counterparty and is accounted for as a collateralized financing transaction carried at contract value. It is the policy of the Company to obtain possession of collateral with fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is held by a third party and is valued daily. The Company may require counterparties to deposit additional collateral when appropriate. As of December 31, 2006, the Company has received securities with a total fair value of $24,302,484 related to the resale agreement and all securities received were held at one major financial institution.

4. Short-Term Investment

At December 31, 2006, the Company had a time deposit with BBVA New York Branch totaling $500,338, which includes accrued interest, maturing in less than three months.

5. Securities Owned, at Fair Value

Securities owned, at fair value consisted of $9,968,439 of U.S. Government Obligations.

6. Receivable from and Payable to Customers

The amounts shown represent the receivable from and payable to customers in connection with securities transactions executed on a RVP/DVP basis. The receivable is collateralized by securities held by the Company and by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

7. Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consisted of the following:

	Receivable
Securities failed to deliver	$ 15,148
Receivable from clearing organizations	1,207,623
	$ 1,222,771

8. Office Furniture, Equipment, and Leasehold Improvements, at Cost

At year end, December 31, 2006, the Company's office furniture, equipment and leasehold improvements comprised of the following:

	Cost	Accumulated Depreciation	Net
Leasehold improvements	$ 2,900,240	$ (1,367,648)	$ 1,532,592
Computers and equipment	508,432	(478,387)	30,045
Furniture and fixtures	169,449	(130,453)	38,996
Software	410,670	(407,930)	2,740
Mechanical equipment	800,353	(800,353)	-
	$ 4,789,144	$ (3,184,771)	$ 1,604,373

9. Related Party Transactions

In the normal course of business, the Company enters into securities transactions with BBVA and other affiliated entities. These balances arise from services performed between the Company and its affiliates, and from trades executed with or on behalf of its affiliates.

Assets and liabilities with related parties consisted of the following:

Assets	
Cash	$ 237,366
Short-term investment	500,338
Receivable from customers	5,145
Receivable from brokers, dealers and clearing organizations	1,206,579
Receivable from affiliates	139,265
	$ 2,088,693
Liabilities	
Payable to customers	$ 4,375
Other liabilities	117,039
	$ 121,414

10. Income Taxes

Deferred income taxes have been provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

The total deferred tax asset at December 31, 2006 is composed of the following:

Federal net operating loss carryforwards	$ 10,746,663
NY State net operating loss carryforwards	740,061
Other	136,115
	11,622,839
Valuation allowance	(11,622,839)
Net deferred tax asset	$ -

As of December 31, 2006, the Company had approximately $30.7 million of net operating loss carryforwards for future utilization for Federal income tax purposes. The net operating loss carryforwards will begin to expire in 2015. Additionally, the Company had net operating loss carryforwards of approximately $12.6 million for future utilization for New York State income tax purposes which will begin to expire in 2021. A full valuation allowance has been set up against the net deferred tax asset as management does not believe that it is more likely than not that such benefit will be realized in the future.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2006 the Company had net capital of $29,417,856, which exceeded the minimum requirement of $250,000 by $29,167,856.

12. Commitments and Contingencies

The Company sub-leases office space from an affiliate under a cancelable lease which expires on December 29, 2016. Included in occupancy expense on the statement of operations for the year ended December 31, 2006 is $810,156 related to the sub-lease.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosures of representations and warranties which the Company enters into which may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

13. Employee Benefit Plans

The Company and certain affiliates have established a cash balance pension plan. A record keeping account for each eligible employee will be credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination.

The cash balance is payable as a lump sum or an annuity at the earliest of (a) the member's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code covering all eligible employees.

14. Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's activities involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U. S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges, and affiliates.

The Company records customer securities transactions on a settlement date basis in conformity with the settlement cycle of the respective countries. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

The Company trades primarily emerging markets securities. Risks associated with emerging markets securities, attributable to political, social or economic factors, may affect the fair value of the emerging markets securities and the income generated by these activities.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, request counterparties to deposit additional collateral, or reduce securities positions when necessary.

15. Fair Value of Financial Instruments

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments,"* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. All of the Company's financial instruments, as defined, which are recognized in the statement of financial condition, are carried at, or approximate, fair value.

END